Mail Stop 3561
								September 6, 2006


Andrew C. Levy
Managing Director and Secretary
Allegiant Travel Company
3301 N. Buffalo Drive, Suite B-9
Las Vegas, Nevada 89129

Re:      Allegiant Travel Company
	Amendment No. 2 to Registration Statement on Form S-1
	Filed on August 23, 2006
	File No. 333-134145

Dear Mr. Levy:

      We have reviewed your amended filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General
1. We will forward comments, if any, on your Confidential
Treatment
Application under separate cover when we complete our review.

Risk Factors, page 11

We may be subject to unionization, work stoppages, slowdowns or increased labor costs, page 11
2. We note that your pilots have recently formed an in-house pilot association and have requested a pay increase. Please expand this risk factor to provide quantified information regarding the amount of the requested pay increase, if material to your business. Additionally, please make similar revisions in your MD&A and Business sections as appropriate.

Management`s Discussion and Analysis of Financial Condition and
Results of Operation, page 39

General
3. It appears from your discussion of "The Offering" (on page 7), that you intend to issue 100,000 shares of restricted stock to your employees coincident with your offering. Please expand your discussion in MD&A to discuss the amount of expense that you expect to recognize both in the aggregate and on a per share basis, in connection with the grant of the equity shares. If the compensation expense that you intend to recognize for the issuance of the restricted shares will not be based upon your initial public offering price, please explain why - citing the specific factors that you believe would result in a different measure of the fair value of the equity shares.

Liquidity and Capital Resources

Commitments and Contractual Obligations, page 51
4. We note that your long-term debt obligations disclosed in your contractual obligations table do not agree with your long-term debt balance disclosed in both your balance sheet and Note 4 to your financial statements. As such, please reconcile this difference. If your long-term debt obligations disclosed in your contractual obligations table include interest expense, please disclose this fact.

Business, page 64

Aircraft and Fleet, page 75
5. On page 76, revise to omit the comparisons with American
Airlines,
Delta Airlines and Northwest Airlines. Additionally, provide support for your statement that the average number of cycles is "the most important measure of an aircraft`s life," or revise to remove this statement.


Financial Statements

Consolidated Statements of Operations, page F-4
6. We have reviewed your response to our prior comment number 6. However, it does not appear that your computations of the unaudited pro forma earnings per share amounts presented on the face of your statement of operations give effect to the conversion of your preferred shares to common shares in connection with your offering.
As such, please revise the unaudited pro forma earning per share data presented on your statements of operations, or advise.
7. In addition, please provide a reconciliation in Note 1 to your financial statements - similar to your reconciliation of net income to dilutive earnings per share - which reconciles your reported net income to pro forma earnings per share.

Consolidated Statements of Cash Flows, page F-6
8. Based upon Note 1 to your financial statements, it appears that you have both purchased and sold short-term investments during the six-month period ended June 30, 2006. As such, it appears that you have netted the purchases and sales of these investments in a single
line item - "Purchase of short-term investments" - in your cash flow
statement.  As certain of your investments have original
maturities
of greater than three months, we believe that you should
separately
present the purchases and sales of your investments on a gross basis.
Please revise your presentation of the cash flows resulting from your
short-term investment activity, accordingly, or tell us why you believe that your "net" presentation of the cash flows associated with your short-term investments is appropriate. Refer to the guidance outlined in paragraphs 11 through 13 of SFAS No. 95.
9. We note that you disclosed cash outflows of approximately $11.6 million relating to the purchase of short-term investments during the six-months ended June 30, 2006.  However, in the prior amendment to
your registration statement, you disclosed cash outflows of approximately $21.2 million relating to the purchase of short-term investments during the three-month period ended March 31, 2006.
As
such, it appears that you sold a significant amount of short-term investments during the quarterly period ended June 30, 2006. Due to the significant amount of activity related to your short-term investments, we believe you should expand Note 1 to your financial statements to include all of the disclosures required by paragraph 21 of SFAS No. 115.

**********

Closing

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Jeffrey Sears at (202) 551-3302 or Michael Fay at (202) 551-3812, if you have questions regarding comments on the financial statements and related matters. Please contact Johanna Losert at (202) 551-3325 or me at (202) 551-3454 with any other questions.

Sincerely,



Sara Kalin
Legal Branch Chief



cc:	Via Facsimile:  (404) 233-2188
	Mr. Robert Goldberg, Esq.
	Ellis Funk, P.C.
Andrew Levy
Allegiant Travel Company
September 6, 2006
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